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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person: Frank Gillen, 175 South Main Street, Suite 1240 Salt Lake City, Utah 84111

2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 1/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title: N/A

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): N/A
3. Transaction Code:    Code:   N/A
4. Securities Acquired (A) or Disposed of (D): Amount: N/A
5. Amount of Securities Beneficially Owned at End of Month:  896,000
6. Ownership Form:  Direct (D) or Indirect (I): (I)
7. Nature of Indirect Beneficial Ownership: Held by Maven Strategic Partners, LLC, of which Mr. Gillen is the controlling principal.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
(a) Option
(b) Repurchase Option
(c) Convertible Note

2. Conversion or Exercise Price of Derivative Security:
(a) $1.50
(b) $1.00
(c) $1.00

3. Transaction Date (Month/Day/Year):
(a) 3/02/00
(b) 1/10/00
(c) 1/18/00

4. Transaction Code:
(a) J (1) See Explanation below
(b) A
(c) P
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5. Number of Derivative Securities Acquired (A) or Disposed of (D):
(a) A 230,000
(b) A 400,000
(c) A  25,000 (2) See Explanation below

6. Date Exercisable and Expiration Date (Month/Day/Year):
           Exercisable     Expiration
           -----------     ----------
(a)        10/18/99        10/18/01
(b)        1/10/00         1/10/02
(c)        1/18/00         N/A (2) See Explanation below

7. Title and Amount of Underlying Securities:
     Title           Amount
     -----           ------
(a)  Common Stock    230,000
(b)  Common Stock    400,000
(c)  Common Stock     25,000 (2) See Explanation below

8. Price of Derivative Security:
(a)  $10,000
(b)  $16,250
(c)  $25,000

9. Number of Derivative Securities Beneficially Owned at End of Month:
(a)     280,000
(b)     400,000
(c)      25,000
        -------
        705,000

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
(a)     50,000 D
       230,000 I
(b)    400,000 I
(c)     25,000 I

11. Nature of Indirect Beneficial Ownership:
(a) All indirect ownership in through Maven Strategic Partners, LLC, of which Mr. Gillen is the controlling principle.

Explanation of Responses:
(1) Mr. Gillen purchased the option directly from a former affiliate of the issuer.
(2) Pursuant to the terms of a convertible note between Maven Strategic Partners, LLC, Mr. Gillen may convert at any time funds loaned to the issuer under a $25,000 note at a conversion rate of 1 share of common stock for every $1.00 of principle and accrued interest.

Signature of Reporting Person:


________________________________
Frank Gillen

Date:     7/31/00